UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

Commission file number: 0-23433

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Wayne Savings 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wayne Savings Bancshares, Inc.

151 North Market Street

Wooster, Ohio 44691

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedule are filed as part of this annual report for the Wayne Savings 401(k) Retirement Plan (the "Plan"):

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

2

Report of Independent Registered Public Accounting Firm

Administrative Committee

Wayne Savings 401(k) Retirement Plan

Wooster, Ohio

We have audited the accompanying statements of net assets available for benefits of the Wayne Savings 401(k) Retirement Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Wayne Savings 401(k) Retirement Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Cincinnati, Ohio

June 22, 2012

Federal Employer Identification Number: 44-0160260

3

Wayne Savings 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

Assets	2011	2010

Investments, At Fair Value	$3,404,712	$3,397,165

Receivables
Notes receivable from participants	92,782	37,598
Employee contribution	8,992	9,403
Employer contribution	6,769	6,238
Accrued interest and dividends	1,270	1,941
Net Assets Available for Benefits	$3,514,525	$3,452,345

The Accompanying Notes are an Integral Part of These Statements

4

Wayne Savings 401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2011 and 2010

	2011	2010
Investment (loss) income
Net appreciation (depreciation) in fair value of investments	$(173,683)	$454,027
Interest	466	869
Dividends	81,945	66,249

Net investment (loss) income	(91,272)	521,145

Interest Income from Participant Loans	2,763	1,972

Contributions
Employer	156,421	165,171
Participants	267,639	301,794
Rollovers	217,865	17,799

	641,925	484,764

Total	553,416	1,007,881

Deductions
Benefits paid directly to participants	485,072	314,147
Administrative expenses	6,164	3,781

Total	491,236	317,928

Net Increase	62,180	689,953

Net Assets Available for Benefits, Beginning of Year	3,452,345	2,762,392

Net Assets Available for Benefits, End of Year	$3,514,525	$3,452,345

The Accompanying Notes are an Integral Part of These Statements

5

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 1: Description of the Plan

The following description of Wayne Savings 401(k) Retirement Plan (Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Wayne Savings Community Bank (Company) for the benefit of its employees who are age 21 or older. Employees begin receiving the Company match after one year of employment and 1,000 or more employment hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Huntington National Bank is the trustee and custodian of the Plan.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 50% of eligible compensation, as defined in the plan, subject to an overall $16,500 limitation for 2011. Employee rollover contributions are also permitted. The Company makes matching contributions of 100% of employees’ salary deferral amounts up to 4% and 50% of the next 2% of the employees’ compensation and profit-sharing contributions. Company profit-sharing contributions are discretionary as determined by the Company’s Board of Directors. Contributions are subject to certain limitations. There are no forfeitures as the employer contributions vest immediately.

Participant Investment Account Options

Investment account options available include various funds. Each participant has the option of directing his or her contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in both their voluntary contributions plus earnings thereon and the Company’s contribution portion of their accounts plus earnings thereon.

6

Wayne Savings 401(k) Retirement Plan Notes to Financial Statements December 31, 2011 and 2010

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his or her account. At December 31, 2011 and 2010, no plan assets were allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

Notes Receivable from Participants

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on the prime rate plus 1%.

Notes receivable from participants are reported at amortized principal balance. After a note receivable is 90 days delinquent, the loan is treated as a deemed distribution and the borrower will receive a 1099-R.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

7

Wayne Savings 401(k) Retirement Plan Notes to Financial Statements December 31, 2011 and 2010

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Common stocks are valued at closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (NAV) of shares of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Plan Tax Status

The Plan operates under a standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust. This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt. The Plan has been amended since receiving the determination letter. However, the plan Administrator believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

8

Wayne Savings 401(k) Retirement Plan Notes to Financial Statements December 31, 2011 and 2010

Note 3: Investments

The Plan’s investments are held by a bank-administered trust fund. The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2011
	Net Depreciation in Fair Value During Year	Fair Value at End of Year

Mutual funds	$(111,840)	$3,034,180
Wayne Savings Bancshares, Inc. Common Stock	(61,843)	370,532

	$(173,683)	$3,404,712

	2010
	Net Appreciation in Fair Value During Year	Fair Value at End of Year

Mutual funds	$305,707	$2,953,777
Wayne Savings Bancshares, Inc. Common Stock	148,320	443,388

	$454,027	$3,397,165

9

Wayne Savings 401(k) Retirement Plan Notes to Financial Statements December 31, 2011 and 2010

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	2011	2010

American Century Growth Fund – Class I	$487,040	$	**
Wayne Savings Bancshares, Inc. common stock	370,532		443,388
Huntington Conservative Deposit	306,887		285,087
American Century Heritage Fund – Institutional Class	259,338		**
Vanguard Small 500 Index Fund-Signal Shares	232,879		**
Vanguard Target Retirement 2035 Fund	200,023		**
American Century Heritage Fund – Investors Class	**		294,816
Dreyfus S&P 500 Index Fund	**		227,902
American Century Growth Fund – Class R	**		519,554

**Investment represents less than 5% of the plans net assets at specified date

Note 4: Disclosures about Fair Value of Financial Instruments

Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This topic also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy and include mutual funds, interest-bearing cash and Wayne Savings Bancshares, Inc. Common Stock. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. In certain cases where Level 1 or Level 2 inputs are not available, investments are classified within Level 3 of the hierarchy. The Plan has no level 2 or 3 investments.

10

Wayne Savings 401(k) Retirement Plan Notes to Financial Statements December 31, 2011 and 2010

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets measured at fair value on a recurring basis and the level within the ASC 820-10 fair value hierarchy in which the fair value measurements fall at December 31, 2011 and 2010:

2011		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Money Market Funds and interest-bearing cash	$315,182	$315,182	$—	$—
Fixed Income Mutual Funds	288,513	288,513	—	—
Equity Mutual Funds	2,430,485	2,430,485	—	—
Wayne Savings Bancshares, Inc. Common Stock	370,532	370,532	—	—
	$3,404,712	$3,404,712	$—	$—

2010		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Money Market Funds and interest-bearing cash	$291,472	$291,472	$—	$—
Fixed Income Mutual Funds	344,225	344,225	—	—
Equity Mutual Funds	2,318,080	2,318,080	—	—
Wayne Savings Bancshares, Inc. Common Stock	443,388	443,388	—	—
	$3,397,165	$3,397,165	$—	$—

11

Wayne Savings 401(k) Retirement Plan Notes to Financial Statements December 31, 2011 and 2010

Note 5: Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in certain funds of the Plan trustee and common stock of the Plan Sponsor. The Plan paid $6,164 and $3,781 of recordkeeping fees to Huntington National Bank during 2011 and 2010. The Company provides certain administrative services at no cost to the Plan.

Note 6: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7: Economic Conditions

The current protracted economic decline continues to present retirement plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

12

Supplemental Schedule

13

Wayne Savings 401(k) Retirement Plan

Form 5500 E.I.N. 34-0606020 Plan No. 003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

* Party in interest

Identity of Issuer (a)(b)	Description of Investment (c)	Current Value (e)

Mutual funds
*Huntington Dividend Capture Fund IV	4,264 shares	$37,996
*Huntington Situs Fund IV	5,782 shares	112,920
Fidelity Advisor Short Fixed Income Fund - Class T	8 shares	74
Pimco Low Duration Fund-Institutional Class	8,437 shares	86,816
Pimco Total Return Fund-Institutional Class	10,085 shares	109,626
Pimco Total Return Fund-Administrative Class	40 shares	433
Ridgeworth High Income Fund – Class I	13,937 shares	91,564
American Balanced Fund - Class R-5	6,088 shares	110,915
American Century Growth Fund - Class I	19,663 shares	487,040
American Century Heritage Fund-Institutional Class	12,915 shares	259,338
American Capital World Growth and Income Fund – Class R5	3,609 shares	115,907
American Fundamental Investors	4,597 shares	162,749
Prudential Jennison Mid Cap Growth Fund – Class Z	374 shares	10,760
Ridgeworth Large Cap Value Equity Fund – Class I	3,918 shares	48,746
Vanguard Target Retirement Income Fund	1 share	15
Vanguard Small-Cap Index Fund-Signal Shares	1,329 shares	39,964
Vanguard Small 500 Index Fund-Signal Shares	2,435 shares	232,879
Vanguard Target Retirement 2005 Fund	4,016 shares	48,107
Vanguard Target Retirement 2010 Fund	188 shares	4,223
Vanguard Target Retirement 2015 Fund	11,641 shares	143,187
Vanguard Target Retirement 2020 Fund	1,884 shares	40,860
Vanguard Target Retirement 2025 Fund	12,023shares	147,525
Vanguard Target Retirement 2030 Fund	6,291 shares	131,608
Vanguard Target Retirement 2035 Fund	15,989 shares	200,023
Vanguard Target Retirement 2040 Fund	852 shares	17,472
Vanguard Target Retirement 2045 Fund	2,092 shares	26,923
Vanguard Target Retirement 2050 Fund	2,497 shares	50,956
Vanguard Target Retirement 2055 Fund	17 shares	372
Common stocks
*Wayne Savings Bancshares, Inc	47,749 shares	370,532

Money market funds
*Huntington Conservative Deposit Account	306,887 shares	306,887
*Huntington Money Market Fund IV	8,295 shares	8,295
		315,182

*Participant loans	4.25% to 8.25%	92,782

		$3,497,494

14

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WAYNE SAVINGS 401(k) RETIREMENT PLAN

June 22, 2012	By:	/s/ H. Stewart Fitz Gibbon III
H. Stewart Fitz Gibbon III
Plan Administrator

15

INDEX TO EXHIBITS

Number	Description
23	Consent of Independent Registered Public Accounting Firm